Exhibit 12

M.D.C. HOLDINGS, INC.

RATIO OF (LOSS) EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,		Three Months Ended September 30,		Year Ended December 31,
(dollars in 000’s)	2009	2008	2009	2008	2008	2007	2006	2005	2004

(Loss) Earnings	$(40,808)	$(235,620)	$(10,679)	$(94,004)	$(299,317)	$(688,767)	$405,396	$858,443	$675,748

Fixed Charges	$52,193	$50,367	$19,037	$17,030	$68,570	$70,529	$80,915	$67,459	$43,011

(Loss) Earnings to Fixed Charges	$(0.78)	$(4.68)	$(0.56)	$(5.52)	$(4.37)	$(9.77)	$5.01	$12.73	$15.71

(Loss) Earnings:

(Loss) Income before income taxes	$(102,483)	$(295,740)	$(32,048)	$(116,974)	$(382,135)	$(756,464)	$333,137	$808,763	$636,914

Add: Fixed Charges	52,193	50,367	19,037	17,030	68,570	70,529	80,915	67,459	43,011
Less: Capitalized Interest	(14,354)	(32,666)	(4,810)	(3,749)	(39,852)	(57,791)	(58,141)	(51,872)	(32,879)
Add: Amortization of Previously Capitalized Interest	23,836	42,419	7,142	9,689	54,100	54,959	49,485	34,093	28,702

Total (Loss) Earnings	$(40,808)	$(235,620)	$(10,679)	$(94,004)	$(299,317)	$(688,767)	$405,396	$858,443	$675,748

Fixed Charges:

Homebuilding and corporate interest expense	$29,076	$10,726	$9,672	$10,726	$17,989	$-	$-	$-	$-
Mortgage lending interest expense	262	49	88	259	329	1,581	8,816	3,850	1,946
Interest component of rent expense	2,467	3,375	772	1,114	4,362	7,109	9,852	7,369	5,462
Amortization and expensing of debt expenses	6,034	3,551	3,695	1,182	6,038	4,048	4,106	4,368	2,724
Capitalized interest	14,354	32,666	4,810	3,749	39,852	57,791	58,141	51,872	32,879

Total Fixed Charges	$52,193	$50,367	$19,037	$17,030	$68,570	$70,529	$80,915	$67,459	$43,011